UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	October	2004.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F [X]           Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes [   ]           No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V. (Registrant)

Date: October 26, 2004.	By:	/s/ Luis García Limón
Name: Luis García Limón Title: Chief Executive Officer

PRESS RELEASE	Contact:	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE
MONTHS OF 2004

GUADALAJARA, MEXICO, October 25, 2004- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the nine-month period ended September 30, 2004. Net sales increased 85% to Ps. 3,882 million in the first nine months of 2004 (including the net sales recorded since August 1, 2004 generated by the newly acquired plants in Apizaco and Cholula of Ps. 486 million), compared to Ps. 2,098 million in the same period of 2003, primarily due to higher finished product prices and also resulting from higher production levels. Primarily as a result of the foregoing, Simec recorded net income of Ps. 1,042 million in the first nine months of 2004 versus net income of Ps. 295 million for the first nine months of 2003.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock to be issued in the future. On July 12, 2004 the shareholders of Simec approved this transaction at an extraordinary shareholders meeting. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec’s financial results as of such date.

Simec sold 542,705 metric tons of basic steel products during the nine-month period ended September 30, 2004 (including 64,427 tons from the newly acquired plants in Apizaco and Cholula), an increase of 17% as compared to 463,286 metric tons in the same period of 2003. Exports of basic steel products were 70,112 metric tons in the first nine months of 2004 (including 1,205 tons from the newly acquired plants in Apizaco and Cholula) versus 54,047 metric tons in the same period of 2003. Additionally Simec sold 40,791 tons of billet in the nine-month period ended September 30, 2004 as compared to 47,049 tons of billet in the first nine months of 2003. Prices of finished products sold in the first nine months of 2004 increased 61% in real terms versus the same period of 2003.

Simec’s direct cost of sales was Ps. 2,211 million in the nine-month period ended September 30, 2004 (including Ps. 303 million relating to the newly acquired plants in Apizaco and Cholula), or 57% of net sales, versus Ps. 1,374 million, or 65% of net sales, for the 2003 period. The average cost of raw materials used to produce steel products increased 40% in real terms in the nine-month period ended September 30, 2004 versus the first nine months of 2003, primarily as a result of significant increases in the price of scrap and certain other raw materials. Indirect manufacturing, selling, general and administrative expenses (including depreciation) was Ps. 406 million during the first nine months of 2004 (including Ps. 52 million relating to the newly acquired plants in Apizaco and Cholula), compared to Ps. 365 million in the same period of 2003.

Simec’s operating income increased 252% to Ps. 1,265 million during the nine-month period ended September 30, 2004 (including Ps. 131 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 359 million in the same period of 2003. Operating income was 33% of net sales in the nine-month period ended September 30, 2004 compared to 17% of net sales in the comparable period of 2003.

Simec recorded other income, net, from other financial operations of Ps. 16 million in the nine-month period ended September 30, 2004 compared to other income, net, of Ps. 0 million in the same period of 2003. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 223 million in the nine-month period ended September 30, 2004 versus a provision of Ps. 39 million in the same period of 2003.

Simec recorded financial expense of Ps. 16 million in the nine-month period ended September 30, 2004 compared to financial expense of Ps. 25 million in the first nine months of of 2003 as a result of (i) net interest income of Ps. 3 million in the nine-month period ended September 30, 2004 compared to net interest expense of Ps. 15 million in the same period of 2003, (ii) an exchange gain of Ps. 12 million in the nine-month period ended September 30, 2004 compared to an exchange loss of Ps. 9 million in the same period of 2003, reflecting lower debt during the nine-month period ended September 30, 2004 and a decrease of 1.6% in the value of the peso versus the dollar in the nine-month period ended September 30, 2004 compared to a decrease of 6% in the value of the peso versus the dollar in the same period of 2003 and (iii) a loss from monetary position of Ps. 31 million in the nine-month period ended September 30, 2004 compared to a loss from monetary position of Ps. 1 million in the same period of 2003, reflecting the domestic inflation rate of 3.4% in the nine-month period ended September 30, 2004 compared to the domestic inflation rate of 2.3% in the same period in 2003 and lower debt levels during the 2004 period.

At September 30, 2004, Simec’s total consolidated debt consisted of US$302,000 of 8 7/8% MTN’s due 1998 (accrued interest at September 30, 2004 was $273,962) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at September 30, 2004 reflected the prepayment of $1.7 million of the remainder of its bank debt in March 2004.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at September 30, 2004.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2004 AND 2003
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	%	AMOUNT	%

1	TOTAL ASSETS	7,997,537	100	6,001,414	100

2	CURRENT ASSETS	2,091,468	26	1,106,834	18

3	CASH AND SHORT-TERM INVESTMENTS	320,637	4	362,128	6

4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	931,522	12	447,113	7

5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	137,936	2	26,181	0

6	INVENTORIES	638,286	8	264,392	4

7	OTHER CURRENT ASSETS	63,087	1	7,020	0

8	LONG-TERM	10,300	0	0	0

9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	10,300	0	0	0

10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0

11	OTHER INVESTMENTS	0	0	0	0

12	PROPERTY, PLANT AND EQUIPMENT	5,657,182	71	4,625,733	77

13	PROPERTY	2,191,216	27	1,976,189	33

14	MACHINERY AND INDUSTRIAL	5,522,025	69	4,355,792	73

15	OTHER EQUIPMENT	150,031	2	196,266	3

16	ACCUMULATED DEPRECIATION	2,226,502	28	1,910,991	32

17	CONSTRUCTION IN PROGRESS	20,412	0	8,477	0

18	DEFERRED ASSETS (NET)	238,587	3	268,847	4

19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	1,980,490	100	1,276,058	100

21	CURRENT LIABILITIES	631,424	32	336,316	26

22	SUPPLIERS	421,158	21	198,903	16

23	BANK LOANS	0	0	19,832	2

24	STOCK MARKET LOANS	3,446	0	3,467	0

25	TAXES TO BE PAID	34,695	2	43,425	3

26	OTHER CURRENT LIABILITIES	172,125	9	70,689	6

27	LONG-TERM LIABILITIES	0	0	0	0

28	BANK LOANS	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0

30	OTHER LOANS	0	0	0	0

31	DEFERRED LOANS	1,349,066	68	939,742	74

32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS’ EQUITY	6,017,047	100	4,725,356	100

34	MINORITY INTEREST	228	0	263	0

35	MAJORITY INTEREST	6,016,819	100	4,725,093	100

36	CONTRIBUTED CAPITAL	4,081,935	68	3,820,068	81

37	PAID-IN CAPITAL STOCK (NOMINAL)	1,948,155	32	1,755,676	37

38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,272,520	21	1,261,806	27

39	PREMIUM ON SALES OF SHARES	644,561	11	644,561	14

40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	216,699	4	158,025	3

41	CAPITAL INCREASE (DECREASE)	1,934,884	32	905,025	19

42	RETAINES EARNINGS AND CAPITAL RESERVE	1,596,557	27	1,293,700	27

43	REPURCHASE FUND OF SHARES	82,779	1	82,779	2

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY	(786,842)	(13)	(766,663)	(16)

45	NET INCOME FOR THE YEAR	1,042,390	17	295,209	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CATEGORIES
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	%	AMOUNT	%

3	CASH AND SHORT-TERM INVESTMENTS	320,637	100	362,128	100

46	CASH	239,502	75	154,597	43

47	SHORT-TERM INVESTMENTS	81,135	25	207,531	57

18	DEFERRED ASSETS (NET)	238,587	100	268,847	100

48	AMORTIZED OR REDEEMED EXPENSES	236,629	99	266,505	99

49	GOODWILL	0	0	0	0

50	DEFERRED TAXES	0	0	0	0

51	OTHERS	1,958	1	2,342	1

21	CURRENT LIABILITIES	631,424	100	336,316	100

52	FOREIGN CURRENCY LIABILITIES	123,740	20	74,695	22

53	MEXICAN PESOS LIABILITIES	507,684	80	261,621	78

24	STOCK MARKET LOANS	3,446	100	3,467	100

54	COMMERCIAL PAPER	0	0	0	0

55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,446	100	3,467	100

56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	172,125	100	70,689	100

57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0

58	OTHER CURRENT LIABILITIES WITHOUT COST	172,125	100	70,689	100

27	LONG-TERM LIABILITIES	0	0	0	0

59	FOREIGN CURRENCY LIABILITIES	0	0	0	0

60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0

61	BONDS	0	0	0	0

62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0

63	OTHER LOANS WITH COST	0	0	0	0

64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	1,349,066	100	939,742	100

65	NEGATIVE GOODWILL	0	0	0	0

66	DEFERRED TAXES	1,339,733	99	930,233	99

67	OTHERS	9,333	1	9,509	1

32	OTHER LIABILITIES	0	0	0	0

68	RESERVES	0	0	0	0

69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS’’ EQUIT	(786,842)	(100)	(766,663)	(100)

70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(786,842)	(100)	(766,663)	(100)

71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	AMOUNT

72	WORKING CAPITAL	1,460,044	770,518

73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0

74	EXECUTIVES (*)	22	25

75	EMPLOYERS (*)	686	384

76	WORKERS (*)	1,347	910

77	COMMON SHARES (*)	133,542,984	120,348,855

78	REPURCHASED SHARES (*)	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1 TO SEPTEMBER 30 OF 2004 AND 2003
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	3,881,568	100	2,098,129	100

2	COST OF SALES	2,210,732	57	1,373,859	65

3	GROSS INCOME	1,670,836	43	724,270	35

4	OPERATING EXPENSES	405,957	10	364,725	17

5	OPERATING INCOME	1,264,879	33	359,545	17

6	TOTAL FINANCING COST	15,774	0	25,351	1

7	INCOME AFTER FINANCING COST	1,249,105	32	334,194	16

8	OTHER FINANCIAL OPERATIONS	(16,345)	(0)	(292)	0

9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	1,265,450	33	334,486	16

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	223,060	6	39,277	2

11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	1,042,390	27	295,209	14

12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0

13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	1,042,390	27	295,209	14

14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0

15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,042,390	27	295,209	14

16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0

17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0

18	NET CONSOLIDATED INCOME	1,042,390	27	295,209	14

19	NET INCOME OF MINORITY INTEREST	0	0	9	0

20	NET INCOME OF MAJORITY INTEREST	1,042,390	27	295,209	14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	3,881,568	100	2,098,129	100

21	DOMESTIC	3,439,413	89	1,884,259	90

22	FOREIGN	442,155	11	213,870	10

23	TRANSLATED INTO DOLLARS (***)	38,605	0	18,839	0

6	TOTAL FINANCING COST	15,774	100	25,351	100

24	INTEREST PAID	14,893	94	17,852	70

25	EXCHANGE LOSSES	0	0	9,558	38

26	INTEREST EARNED	18,333	116	2,771	11

27	EXCHANGE PROFITS	11,537	73	0	0

28	(GAIN) LOSS FROM MONETARY POSITION	30,751	195	712	3

8	OTHER FINANCIAL OPERATIONS	(16,345)	(100)	(292)	(100)

29	OTHER NET EXPENSES (INCOME) NET	(16,345)	(100)	(292)	(100)

30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0

31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	223,060	100	39,277	100

32	INCOME TAX	22,483	10	24,793	63

33	DEFERRED INCOME TAX	200,577	90	13,349	34

34	WORKERS’ PROFIT SHARING	0	0	1,135	3

35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	AMOUNT

36	TOTAL SALES	4,124,747	2,240,191

37	NET FISCAL INCOME OF THE YEAR	0	0

38	NET SALES (**)	4,664,877	2,686,864

39	OPERATION INCOME (**)	1,414,204	436,898

40	NET INCOME OF MAJORITY INTEREST (**)	1,049,416	351,488

41	NET CONSOLIDATED INCOME (**)	1,049,417	351,488

(**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENTOF THE SECOND QUARTER
FROM JULY 1 TO SEPTEMBER 30 OF 2004 AND 2003
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,644,483	100	752,441	100

2	COST OF SALES	894,863	54	488,755	65

3	GROSS INCOME	749,620	46	263,686	35

4	OPERATING EXPENSES	169,858	10	120,767	16

5	OPERATING INCOME	579,762	35	142,919	19

6	TOTAL FINANCING COST	12,740	1	(2,204)	0

7	INCOME AFTER FINANCING COST	567,022	34	145,123	19

8	OTHER FINANCIAL OPERATIONS	(3,876)	0	1,472	0

9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	570,898	35	143,651	19

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	84,033	5	16,498	2

11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	486,865	30	127,153	17

12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0

13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	486,865	30	127,153	17

14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0

15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	486,865	30	127,153	17

16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0

17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0

18	NET CONSOLIDATED INCOME	486,865	30	127,153	17

19	NET INCOME OF MINORITY INTEREST	0	0	0	0

20	NET INCOME OF MAJORITY INTEREST	486,865	30	127,153	17

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT OF THE SECOND QUARTER
BREAKDOWN OF MAIN CONCEPTS
FROM JULY 1 TO SEPTEMBER 30 OF 2004 AND 2003
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,644,483	100	752,441	100

21	DOMESTIC	1,500,971	91	669,117	89

22	FOREIGN	143,512	9	83,324	11

23	TRANSLATED INTO DOLLARS (***)	12,475	0	7,345	0

6	TOTAL FINANCING COST	12,740	100	(2,204)	100

24	INTEREST PAID	429	3	632	29

25	EXCHANGE LOSSES	0	0	0	0

26	INTEREST EARNED	3,387	27	890	40

27	EXCHANGE PROFITS	3,610	28	6,159	279

28	(GAIN) LOSS FROM MONETARY POSITION	19,308	152	4,213	191

8	OTHER FINANCIAL OPERATIONS	(3,876)	(100)	1,472	100

29	OTHER NET EXPENSES (INCOME) NET	(3,876)	(100)	1,472	100

30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0

31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	84,033	100	16,498	100

32	INCOME TAX	7,883	9	8,354	51

33	DEFERRED INCOME TAX	76,150	91	7,773	47

34	WORKERS’ PROFIT SHARING	0	0	371	2

35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO SEPTEMBER 30 OF 2004 AND 2003
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	1,042,390	295,209

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	354,111	153,919

3	CASH FLOW FROM NET INCOME OF THE YEAR	1,396,501	449,128

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(686,201)	(189,056)

5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	710,300	260,072

6	CASH FLOW FROM EXTERNAL FINANCING	(19,782)	(346,704)

7	CASH FLOW FROM INTERNAL FINANCING	240,033	348,637

8	CASH FLOW GENERATED (USED) BY FINANCING	220,251	1,933

9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(1,143,460)	(17,089)

10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(212,909)	244,916

11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	533,546	117,212

12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	320,637	362,128

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	354,111	153,919

13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	153,534	140,571

14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0

15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0

16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0

17	+ (-) OTHER ITEMS	0	0

40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	200,577	13,348

4	CASH FLOW CHANGE IN WORKING CAPITAL	(686,201)	(189,056)

18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(485,673)	(11,374)

19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(339,658)	24,878

20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	(176,632)	30,918

21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	207,229	(25,022)

22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	108,533	(208,456)

6	CASH FLOW FROM EXTERNAL FINANCING	(19,782)	(346,704)

23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(707)	1,364

24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0

25	+ DIVIDEND RECEIVED	0	0

26	OTHER FINANCING	0	0

27	BANK FINANCING AMORTIZATION	(19,075)	(348,068)

28	(-) STOCK MARKET AMORTIZATION	0	0

29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	240,033	348,637

30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	23,334	190,612

31	(-) DIVIDENDS PAID	0	0

32	+ PREMIUM ON SALE OF SHARES	0	0

33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	216,699	158,025

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(1,143,460)	(17,089)

34	+ (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0

35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,176,568)	(12,571)

36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0

37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0

38	+ SALE OF TANGIBLE FIXED ASSETS	0	0

39	+ (-) OTHER ITEMS	33,108	(4,518)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

RATIOS
CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

P

	YIELD

1	NET INCOME TO NET SALES	26.85%		14.07%

2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	17.44%		7.44%

3	NET INCOME TO TOTAL ASSETS (**)	13.12%		5.86%

4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%

5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(2.95)%		(0.24)%

	ACTIVITY

6	NET SALES TO NET ASSETS (**)	.0.58	times	0.45	times

7	NET SALES TO FIXED ASSETS (**)	0.82	times	0.58	times

8	INVENTORIES ROTATION (**)	4.28	times	6.70	times

9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	56	days	50	days

10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	446.90%		119.53%

	LEVERAGE

11	TOTAL LIABILITIES TO TOTAL ASSETS	24.76%		21.26%

12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.33	times	0.27	times

13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.25%		5.85%

14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		0.00%

15	OPERATING INCOME TO INTEREST PAID	84.93	times	20.14	times

16	NET SALES TO TOTAL LIABILITIES (**)	2.36	times	2.11	times

	LIQUIDITY

17	CURRENT ASSETS TO CURRENT LIABILITIES	3.31	times	3.29	times

18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.30	times	2.50	times

19	CURRENT ASSETS TO TOTAL LIABILITIES	1.06	times	0.87	times

20	AVAILABLE ASSETS TO CURRENT LIABILITIES	50.78%		107.67%

	CASH FLOW

21	CASH FLOW FROM NET INCOME TO NET SALES	35.98%		21.41%

22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(17.68)%		(9.01)%

23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	47.69	times	14.57	times

24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(8.98)%		(17,936.06)%

25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	108.98%		18,036.06%

26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	102.90%		73.56%

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

DATE PER SHARE
CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

D

1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 8.00	$ 3.08

2	BASIC PROFIT PER PREFERENCE SHARE (**)	$ 0.00	$ 0.00

3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00

4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 8.00	$ 3.08

5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00

6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUSOPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00

7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00

8	CARRYING VALUE PER SHARE	$45.06	$ 39.26

9	CASHH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00

10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares

11	MARKET PRICE TO CARRYING VALUE	0.98 times	0.41 times

12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	5.50 times	5.20 times

13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

FINANCIAL STATEMENT NOTES

CONSOLIDATED

s35.- Stockholders’ Equity:
Effects of inflation - The effects of inflation on stockholders’ equity at September 30, 2004 are as follows:

	Historical Cost			Restated Amount	Total
Capital stock	Ps.	1,948,155	Ps.	1,272,520	Ps.	3,220,675
Additional paid-in capital		549,517		95,044		644,561
Contributions for future Capital increases		216,699		0		216,699
Retained earnings		2,193,947		527,779		2,721,726
Excess resulting from restating
Stockholders’ equity to reflect
Certain effects of inflation		-		69,064		69,064
Effect deferred income tax
Bulletin D-4		(662,340)		(193,566)		(855,906)

s39.- Premium in subscription of Capital Stock made in March 29, 2001.

s44.- In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 1,339,733 at September 30, 2004 compared to Ps. 930,233 at September 30, 2003. The effect on Simec’s consolidated statement of income in the nine-month period ended September 30, 2004 was an increase of Ps. 200,577 in the provision for income tax and employee profit sharing compared to an increase of Ps. 13,349 in the same period of 2003. These provisions do not affect the cash flow of Simec.

r24.- Simec doesn’t have interest paid in UDI’s

r26.- Simec doesn’t have interest earned in UDI’s

c02.- Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

	September 30, 2004	September 30, 2003
Net loss (profit) in money exchange	Ps. (281)	Ps. 5,151
Net loss (profit) in liabilities actualization	(757)	(8,319)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

DIRECTOR REPORT
ANNEXX 1	CONSOLIDATED

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT
OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At September 30, 2004, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at September 30, 2004 was $273,962) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at September 30, 2004 reflected the prepayment of $1.7 million of the remainder of its outstanding bank debt in March 2004. At September 30, 2004 Simec owed no debt to Industrias CH, S.A. de C.V. (“ICH”).

Simec’s bank debt prepayment in March 2004 resulted in the payment in full of its outstanding bank debt. This payment permitted to Simec to cancel the industrial mortgage securing the bank debt and Simec is no longer required to comply with various affirmative and negative covenants.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock to be issued in the future. On July 12, 2004 the shareholders of Simec approved this transaction at an extraordinary shareholders meeting. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec’s financial results as of such date.

In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from ICH for nominal consideration. Acosa’s sole assets are a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries if any, net of expenses of collection, with respect to the defaulted receivables; upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50%/50% basis.

In November 2003, ICH converted into common shares of Simec the capital contribution to Simec made in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock issued in the fourth quarter of 2003, at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. In May 2004, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of this conversion by ICH to purchase capital stock for Ps. 23.3 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.25 per American Depositary Share).

Net resources provided by operations were Ps. 710 million in the nine-month period ended September 30, 2004 versus Ps. 260 million of net resources provided by operations in the same period of 2003 (which amount for the

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

DIRECTOR REPORT
ANNEXX 1	CONSOLIDATED

2003 period reflects the conversion of loans into common shares of Simec for Ps. 191 million). Net resources provided by financing activities were Ps. 220 million in the nine-month period ended September 30, 2004 (which amount reflects prepayment of bank debt and capital contribution from ICH to Simec in the amount of Ps. 217 million ($19 million) for capital stock to be issued in the future) versus Ps. 2 million of net resources provided by financing activities in the same period of 2003 (which amount reflects the prepayment of Ps. 348 million ($31.4 million) of bank debt, the conversion by ICH of Ps. 191 million of loans (plus accrued interest thereon) into common shares and a capital contribution from ICH to Simec in the amount of Ps. 158 million ($14.5 million) for capital stock to be issued in the fourth quarter of 2003). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 1,177 million in the nine-month period ended September 30, 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities) versus net resources used in investing activities of Ps. 17 million in the same period of 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Nine-Month Period Ended September 30, 2004 compared to Nine-Month Period Ended September 30, 2003

Net Sales

Net sales of Simec increased 85% to Ps. 3,882 million in the nine-month period ended September 30, 2004 (including the net sales generated since August 1, 2004 by the newly acquired plants in Apizaco and Cholula of Ps. 486 million), compared to Ps. 2,098 million in the same period of 2003. Sales in tons of basic steel products increased 17% to 542,705 tons in the nine-month period ended September 30, 2004 (including 64,427 tons generated by the newly acquired plants in Apizaco and Cholula) compared to 463,286 tons in the same period of 2003. Exports of basic steel products increased 30% to 70,112 tons in the nine-month period ended September 30, 2004 (including 1,205 tons relating to the newly acquired plants in Apizaco and Cholula) versus 54,047 tons in the same period of 2003. Additionally, Simec sold 40,791 tons of billet in the first nine months of 2004, compared to 47,049 tons of billet in the same period of 2003. The average price of steel products increased 61% in real terms in the nine-month period ended September 30, 2004 versus the same period of 2003.

Direct Cost of Sales

Simec’s direct cost of sales increased 61% to Ps. 2,211 million in the nine-month period ended September 30, 2004 (including Ps. 303 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 1,374 million in the same period of 2003. Direct cost of sales as a percentage of net sales was 57% in the nine-month period ended September 30, 2004 compared to 65% in the same period of 2003. The average cost of raw materials used to produce steel products increased 40% in real terms in the nine-month period ended September 30, 2004 versus the first nine months of 2003, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simec’s marginal profit increased 131% to Ps. 1,671 million in the nine-month period ended September 30, 2004 (including Ps. 183 million generated by the newly acquired plants in Apizaco and Cholula) compared to Ps. 724

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

DIRECTOR REPORT
ANNEXX 1	CONSOLIDATED

million in the same period of 2003. As a percentage of net sales, marginal profit was 43% in the first nine months of 2004 compared to 35% in the same period of 2003.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 11% to Ps. 406 million in the nine-month period ended September 30, 2004 (including Ps. 52 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 365 million in the same period of 2003; Simec recorded an increase of Ps. 13 million in depreciation and amortization expense, which in the nine-month period ended September 30, 2004 was Ps. 154 million (including Ps. 9 million of the newly acquired plants in Apizaco and Cholula) compared to Ps. 141 million in the same period of 2003.

Operating Income

Simec’s operating income increased 252% to Ps. 1,265 million in the first nine months of 2004 (including Ps. 131 million of the newly acquired plants in Apizaco and Cholula) compared to Ps. 359 million in the same period of 2003. Operating income was 33% of net sales in the nine-month period ended September 30, 2004 and 17% of net sales in the first nine months of 2003.

Financial Income (Expense)

Simec recorded financial expense of Ps. 16 million in the nine month period ended September 30, 2004 compared to financial expense of Ps. 25 million in the same period of 2003. Simec recorded an exchange gain of approximately Ps. 12 million in the nine-month period ended September 30, 2004 compared to an exchange loss of Ps. 9 million in the same period of 2003, reflecting a 1.6% decrease in the value of the peso versus the dollar in the nine-month period ended September 30, 2004 compared to a 6% decrease in the value of the peso versus the dollar in the same period of 2003 and lower debt levels in the nine-month period ended September 30, 2004. Net interest income was Ps. 3 million in the nine-month period ended September 30, 2004 versus net interest expense of Ps. 15 million in the same period of 2003. Simec recorded a loss from monetary position of Ps. 31 million in the nine-month period ended September 30, 2004 compared to a loss from monetary position of Ps. 1 million in the same period of 2003, reflecting the domestic inflation rate of 3.4% in the nine-month period ended September 30, 2004 as compared to 2.3% in the same period of 2003 and lower debt levels during the nine-month period ended September 30, 2004.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 16 million in the nine-month period ended September 30, 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 11 million and (ii) other income, net related to other financial operations of Ps. 5 million) compared to other income, net, of Ps. 0 million in the same period of 2003.

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 223 million for income tax and employee profit sharing in the nine-month period ended September 30, 2004 (including a provision of Ps. 201 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 39 million in same period of 2003 (including a provision of Ps. 13 million from the application of Bulletin D-4 with respect to deferred income tax described below).

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

DIRECTOR REPORT
ANNEXX 1	CONSOLIDATED

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 1,042 million in the nine-month period ended September 30, 2004 compared to net income of Ps. 295 million in the nine-month period ended September 30, 2003.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liability resulting from the adoption of this Bulletin was Ps. 1,340 million at September 30, 2004 compared to Ps. 930 million at September 30, 2003. The effect on Simec’s consolidated statement of income in the nine-month period ended September 30, 2004 was an increase of Ps. 201 million in the provision for income tax and employee profit sharing compared to an increase of Ps. 13 million in the same period of 2003. These provisions do not affect the cash flow of Simec.

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

FINANCIAL STATEMENT NOTES
ANNEXX 1	CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:

•	Compañía Siderúrgica de California, S.A. de C.V.
•	Industrias del Acero y del Alambre, S.A. de C.V.
•	Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

FINANCIAL STATEMENT NOTES
ANNEXX 2	CONSOLIDATED

commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of September 30, 2004 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro,

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

FINANCIAL STATEMENT NOTES
ANNEXX 2	CONSOLIDATED

which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.

-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

-	Income and expense items at an appropriate average exchange rate.

-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at September 30, 2004 and 2003. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

FINANCIAL STATEMENT NOTES
ANNEXX 2	CONSOLIDATED

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At September 30, 2004, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at September 30, 2004 was $273,962) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. Simec’s lower debt level at September 30, 2004 reflected the prepayment of $1.7 million of the remainder of its outstanding bank debt in March 2004. At September 30, 2004 Simec owed no debt to Industrias CH, S.A. de C.V. (“ICH”).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 16,251 (U.S. $1,424,207) at September 30, 2004, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,175 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS
ANNEXX 3	CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)

SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE

1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	474,393,215	99.99	38,359	3,152,455

2 ADMINISTRADORA DE CARTERA DE OCCIDENTE		49,999	99.99	50	(9,621)

TOTAL INVESTMENT IN SUBSIDIARIES				38,409	3,142,834

ASSOCIATEDS		0	0.00	0	0

TOTAL INVESTMENT IN ASSOCIATEDS				0	0

OTHER PERMANENT INVESTMENTS					0

TOTAL					3,142,834

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CREDITS BREAK DOWN
(THOUSANDS OF PESOS)
ANNEXX 5	CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands of Pesos)
					Time Interval						Time Interval

			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS

WITH WARRANTY

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	12/15/1998	9.33	0	0	0	0	0	0	0	0	3,446	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	3,446	0	0	0	0	0

SUPPLIERS

VARIOUS			321,878	0	85,153	0	0	0	0	0	14,127	0	0	0	0	0

TOTAL SUPPLIERS			321,878	0	85,153	0	0	0	0	0	14,127	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

VARIOUS			151,111	0	0	0	0	0	0	0	21,014	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			151,111	0	0	0	0	0	0	0	21,014	0	0	0	0	0

TOTAL			472,989	0	85,153	0	0	0	0	0	38,587	0	0	0	0	0

NOTES

        THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2004 WAS PS. 11.4106

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEXX 6	CONSOLIDATED

	DOLLARS		OTHER CURRENCIES			TOTAL

TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS		THOUSANDS OF PESOS

FOREING MONETARY POSITION

TOTAL ASSETS	45,322	517,140	0	0		517,140

LIABILITIES POSITION	10,596	120,909	248	2,83	1	123,740

SHORT TERM LIABILITIES POSITION	10,596	120,909	248	2,83	1	123,740

LONG TERM LIABILITIES POSITION	0	0	0	0		0

NET BALANCE	34,726	396,231	(248)	(2,8	31)	393,400

NOTES

        THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2004 WAS PS. 11.4106

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION
(Thousands of Pesos)
ANNEXX 7	CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION		MONTHLY PROFIT AND (LOSS)

JANUARY	3,668,488	3,021,189	(647,299)	0.62		(4,023)

FEBRUARY	1,181,183	468,147	(713,036)	0.60		(4,265)

MARCH	1,400,780	596,467	(804,313)	0.34		(2,725)

APRIL	1,411,536	542,155	(869,381)	0.15		(1,312)

MAY	1,528,433	552,485	(975,948)	(0.2	5)	2,448

JUNE	1,748,525	551,719	(1,196,806)	0.16	.	(1,918)

JULY	1,890,011	488,639	(1,401,372)	0.26		(3,673)

AUGUST	2,097,374	484,552	(1,612,822)	0.62		(9,956)

SEPTEMBER	1,413,141	814,566	(598,575)	0.83		(4,949)

ACTUALIZATION						(378)

CAPITALIZATION						0

FOREIGN CORPOPATION						0

OTHER						0

TOTAL						(30,751)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET
ANNEXX 8	CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.

B) Total liabilities to total assets do not be more than 0.60.

C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 3.31 times.

B) Accomplished the actual situation is 0.25

C) Accomplished the actual situation is 3,306.32

As of September 30, 2004, the remaining balance of the MTNs not exchanged amounts to Ps. 3,446 ($302,000 dollars).

C.P. Adolfo Luna Luna Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEXX 9	CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	91

MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	74

INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0

APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	84

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

MAIN RAW MATERIALS
ANNEXX 10	CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)

SCRAP	VARIOUS	SCRAP	VARIOUS	YES	59.92

ELECTRICITY	C.F.E			NO	9.68

FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	6.15

ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	1.93

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT
ANNEXX 11	CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION

	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES	141	558,573	130	907,474

COMMERCIAL PROFILES	51	208,062	49	349,727

REBAR	130	433,848	90	625,453

FLAT BAR	44	183,484	31	225,940

STEEL BARS	165	664,472	167	1,137,416

OTHER	4	1,313	7	33,470

BILLET	41	100,763	41	159,933

T O T A L		2,150,515		3,439,413

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT
ANNEXX 11	CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION

	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES			11	66,888

COMMERCIAL PROFILES			4	22,111

REBAR			47	291,094

STEEL BARS			7	53,173

FLAT BAR			1	8,889

T O T A L				442,155

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand of Pesos)

			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE

B			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192

TOTAL			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

        133,542,984

SHARES PROPORTION BY:

CPO’S:	0
ADRS’s:	1,869,417 ADR’S OF 1 SHARE EACH ONE
UNITS:	0
GDRS’s:	0
ADS’s:	0
GDS’s:	0

REPURCHASED OWN SHARES

MARKET VALUE OF THE SHARE
SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSTRUCTION IN PROGRESS
(Project, Total Investment and % of Advance)
ANNEXX 13	CONSOLIDATED

THE PROYECTS IN PROGRESS AT SEPTEMBER 30, 2004, ARE:

PROYECTS IN PROGRESS	TOTAL INVESTMENT	PHISICAL ADVANCE	FINISHED AT

EXCHANGE HEATER FOR FURNACE ROLLING MILL	7,287	90%	NOVEMBER 2004
INCREASE PRODUCTIVITY IN DEMAG ROLLING MILL	8,654	50%	DECEMBER 2004
VARIOUS	4,471
TOTAL INVESTMENT AT SEPTEMBER 30, 2004	20,412

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES
ANNEXX 14	CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.

-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

-	Income and expense items at an appropriate average exchange rate.

-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2004

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. ADOLFO LUNA LUNA CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT OCTOBER 25 OF 2004